UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.____________)*

X-Factor Communication Holdings, Inc.
(Name of Issuer)

Common Par Value Per Share
(Title of Class of Securities)

98371X 102
(CUSIP Number)

Monica DiFiore, ACBD Holdings LLC, 488 Madison Avenue, 24th Floor, New York, NY 10022 (212-521-1919 Sharon M. Davison, Seward & Kissel, LLP, One Battery Park Plaza, New York, NY 10004 (212) 574-1315
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98371X 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ACBD HOLDINGS LLC 26-2941649

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
617,367 3.6%

8.	SHARED VOTING POWER

9.	SOLE DISPOSITIVE POWER
617,367 3.6%

10.	SHARES DISPOSITIVE POWER	[_]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
ACBD – 617,367

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14.	TYPE OF REPORTING PERSON*
ACBD – CO

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	98371X 102

Item 1.	Security and Issuer.

X-Factor Communications Holdings Inc.
Common 3 Empire Blvd., 5th Fl. South Hackensack, NJ 07606

Item 2.	Identity and Background.

(a)	ACBD Holdings 488 Madison Avenue, 24th Fl. New York, NY 10022

(b)	N/A

(c)	Principal business is a holding company of a registrered broker-dealer

(d)	It has no convictions.

(e)	There are presently no civil procedings

(f)	Organized in Delaware

Item 3.	Source and Amount of Funds or Other Consideration.

The shares were received as an assignment from Wynston Hill Capital LLC, a registered broker-dealer, which is wholly-owned by ACBD.  The shares were received by Wynston Hill from X-Factor as compensation for investment banking services provided by Wynston Hill to X-Factor.

Item 4.	Purpose of Transaction.

(a)	The acquisition represents compensation for investment banking services. ACBD has no plans that will result in any of the items listed or any similar items.

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer.

(a)	1,658,992 9.9%

(b)	1,658,992

(c)	10/19/12	57,800	sold at $.75
	10/26/12	800,000	sold at $.75
	11/6/12	200,000	journal to Wynston Hill
	11/12/12	33,325	sold at $.75
	11/19/12	10,000	sold at $.75
	11/20/12	10,000	sold at $.75
	11/21/12	6,700	sold at $.75
	11/28/12	66,700	sold at $.75
	12/06/12	39,300	sold at $.75
	12/6/12	17,600	sold at $.75

(d)
Certain of the shares beneficially owned by ACBD are held by a wholly-owned subsidiary of ACBD.  The wholly-owned subsidiary does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, greater than 5% of the outstanding shares of X-Factor.

(e)	ACBD ceased to be the beneficial owner of more than 5% of X-Factor shares as of 12/6/12.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2013
(Date)

/s/ George Davanzo

(Signature)

George Davanzo, Managing Member
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 27866 0001 1346860